John Deere Capital Corporation and Subsidiaries
        Computation of Ratio of Earnings to Fixed Charges
                     (thousands of dollars)



                          For the Years Ended October 31
                 ------------------------------------------------
                   1997      1996      1995      1994      1993
                 --------  --------  --------  --------  --------
Earnings:

Income before
income taxes
and changes
in accounting    $211,252  $206,588  $175,360  $161,809  $169,339

Fixed charges     330,648   276,726   240,913   168,507   170,226
                 --------  --------  --------  --------  --------
Total earnings   $541,900  $483,314  $416,273  $330,316  $339,565
                 ========  ========  ========  ========  ========

Fixed charges:

Interest expense $326,866  $273,748  $238,445  $166,591  $167,787

Rent expense        3,782     2,978     2,468     1,916     2,439
                 --------  --------  --------  --------  --------
Total fixed
charges          $330,648  $276,726  $240,913  $168,507  $170,226
                 ========  ========  ========  ========  ========
Ratio of
earnings to
fixed charges *      1.64      1.75      1.73      1.96      1.99
                 ========  ========  ========  ========  ========


--------------
"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.